   51 Madison Avenue

New York, New York 10010

February 7, 2025

Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Investments Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Smiley,

This letter responds to the comments you provided telephonically on January 22, 2025, regarding the Registrant’s filing on December 13, 2024, of Post-Effective Amendment No. 125 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 131 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI MacKay High Income ETF, formerly NYLI MacKay ESG High Income ETF, a series of the Registrant (the “Fund”). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus

Comment 1: Please complete all fields in the Registration Statement and provide a copy of the Fund’s completed Fees and Expenses of the Fund disclosures to the staff in advance of the Fund’s final filing.

Response: The Registrant confirms it will add any information omitted in the Registration Statement. A copy of the Fund’s Fees and Expenses of the Fund disclosures are attached in Appendix 1.

Comment 2: Please update the name of the series on the EDGAR system.

Response: The Registrant confirms that it will update the name of the series on the EDGAR system.

Comment 3: Comments on disclosure in one location apply to similar disclosures throughout the Registration Statement.

Response: The Registrant confirms it will incorporate changes to the disclosure where applicable.

Comment 4: As required by Form N-1A, please bold the second sentence in the Fund’s Fees and Expenses of the Fund disclosure.

Response: The Registrant has made the requested change.

Comment 5: Confirm that the expense waiver agreement disclosed in the footnote to the Fund’s Annual Fund Operating Expenses table will be in place for at least a year.

Response: The Registrant confirms that the expense waiver agreement disclosed in the footnote to the Fund’s Annual Fund Operating Expenses table will be in place for at least a year.

Comment 6: The Fund’s Principal Investment Strategies disclosure states that the Fund’s investments may also include loans and loan participation interests. Please explain supplementally if the Fund will invest directly in loans and loan participation interests or if the Fund will invest in such instruments through pooled vehicles. If the Fund will invest through pooled vehicles, please explain if the Fund will invest in private funds relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act and the amount of the expected investment in such private funds.

Response: The Registrant confirms the Fund’s investments in loans and loan participation interests will be direct investments in such instruments.

Comment 7: The Fund’s Principal Investment Strategies disclosure states that “To the extent possible, the Fund will attempt to hedge its foreign currency exposure against the U.S. dollar.” (emphasis added) Please disclose circumstances under which the Fund would not hedge foreign currency exposure.

Response: The Registrant has revised the disclosure as follows:

The Fund may seek to hedge against its exposure to changes in the value of foreign currency, but there is no guarantee that such hedging techniques will be successful in reducing any related foreign currency valuation risk.

Comment 8: The Fund’s Principal Investment Strategies disclosure states that the “Fund has adopted a non-fundamental policy that it may invest up to 20% of its net assets in common stocks and other equity-related securities, including in connection with restructurings.” (emphasis added) Please explain the meaning of the phrase “in connection with restructurings”.

Response: The Registrant has revised the disclosure to clarify that the Fund may invest in equity or equity-related securities in connection with bankruptcies or other corporate restructurings.

Comment 9: Please explain whether the Fund’s strategy to invest up to 10% of its net assets in underlying funds includes funds exempt from registration pursuant to Sections 3(c)(1) or (7) of the 1940 Act.

Response: The Fund does not intend to invest in underlying funds and pooled investment vehicles exempt from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Comment 10: The Fund’s Principal Investment Strategies disclosure states that the Subadvisor’s investment process incorporates an analysis of “the important economic underpinnings of the market’s risk cycle.” Please explain the meaning of this phrase.

Response: The Registrant has revised the disclosure to add disclosure that the Subadvisor’s analysis of important economic underpinnings of the market’s risk cycle takes into account monetary policy, credit market conditions, economic indicators, market structure metrics, and issuer-specific metrics.

Comment 11: The Fund’s Principal Investment Strategies disclosure states that the “bottom-up component of the investment team’s investment process feeds into its macro analysis to help identify significant changes in financial market conditions, real economic developments and areas of credit excess.” (emphasis added) Please explain the meaning of the phrase “real economic developments and areas of credit excess.”

Response: The Registrant has revised the disclosure to clarify that the Subadvisor’s analysis of “real economic developments” takes into account business growth, employment and consumer spending, and “areas of credit excess” takes into account high levels of borrowing and leverage.

Comment 12: The Fund’s Principal Investment Strategies disclosure states that the Subadvisor’s “multi-factor analysis combined with in-depth fundamental analysis leads the investment team to select credits of companies with improving business prospects …” (emphasis added) Please explain the meaning of the phrase “improving business prospects.”

Response: The phrase “improving business prospects” refers to companies that demonstrate positive trends in their business fundamentals and outlook, such as growing revenues or market share, increasing profitability, a strengthening competitive position, and increasing cash flow generation. The Registrant believes the existing disclosure is clear and understood by investors.

Comment 13: The Staff notes that Authorized Participant Concentration Risk is a risk related to the Fund’s structure as an exchange-traded fund, and the Fund discloses other risks related to its structure as an ETF. Consider grouping these risks together with subheadings, as appropriate.

Response: The Registrant appreciates the Staff’s comment and will take it under consideration for the next annual update of the Registrant’s registration statement when the Registrant would have the opportunity to revise similar disclosures for all its series.

Comment 14: The Fund’s disclosure about Risks of Investing in Loans discusses the risks associated with investments in covenant-lite loans. If covenant-lite loans will be a principal strategy, please add to the Principal Investment Strategies disclosure.

Response: The Fund has a strategy to invest in loans and loan participations. Although the Fund does not have a strategy to specifically invest in covenant-lite loans, the loans in which the Fund may invest may be covenant-lite. Accordingly, the Registrant believes the Fund’s risk disclosures are the appropriate location for disclosure about the covenant-lite attributes of the loans in which the Fund may invest, however, the Registrant has revised the risk disclosure to clarify that the current loan market consists primarily of covenant-lite loans.

Comment 15: Please explain supplementally why Market Disruption Risk and Recent Market Events is not a principal risk of the Fund.

Response: The Fund discloses Market Risk as a principal risk of the Fund. In addition to the Fund’s Market Risk disclosure, although not a principal risk of the Fund, the Fund may be exposed to the impact of certain market disruptions and events. As a result, the Registrant has included disclosures about such risks in the Fund’s Market Disruption Risk and Recent Market Events disclosure in response to Item 9 of Form N-1A.

Comment 16: Please add disclosure that, for purposes of the Fund’s fundamental policy on concentration, the Fund will consider the investments held by any underlying fund towards the Fund’s policy on concentrating in any industry or group of industries.

Response: For purposes of the Fund’s fundamental policy on concentration, if the Fund invests in an underlying Fund that has a fundamental policy to concentrate in an industry or group of industries, the Fund will treat that investment as being within that industry or group of industries. The Registrant believes the current policy is compliant with the requirements of the 1940 Act.

* * * * * * * *

If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@nylinvestments.com; Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com; or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

Appendix 1

Summary Information

NYLI MacKay High Income ETF

(prior to February 14, 2025, named NYLI MacKay ESG High Income ETF)

Investment Objective

The NYLI MacKay High Income ETF (the “Fund”) seeks to maximize current income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Shareholder Fees (fees paid directly from your investment):	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fee	0.40%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.17%
Total Annual Fund Operating Expenses	0.57%
Expense Waiver/Reimbursement(a)	0.17%
Total Annual Fund Operating Expenses After Expense Waiver/Reimbursement	0.40%

__________

(a)	New York Life Investment Management LLC (“New York Life Investments” or “Advisor”) has contractually agreed to waive or reduce its management fee and/or reimburse expenses of the Fund in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage commissions, dividend payments on short sales, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) to not more than 0.40% of the average daily net assets of the Fund. The agreement will remain in effect permanently unless terminated by the Board of Trustees of the Fund.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The return of 5% and estimated expenses are for illustration purposes only, and should not be considered indicators of expected Fund expenses or performance, which may be greater or less than the estimates. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$41	$128	$224	$505